1933 Act File No.  _____________    1940 Act File No.  ______________

                                    Form N-4
                       Securities and Exchange Commission
                             Washington, D.C. 20549


Registration Statement Under the Securities Act of 1933            [x]

     Pre-Effective Amendment No.                                   [ ]

     Post-Effective Amendment No.                                  [ ]

                                     and/or

Registration Statement Under the Investment Company Act of 1940    [x]
     Amendment No. _____                                           [ ]

                        (Check appropriate box or boxes.)

                           (Exact Name of Registrant)
                Acacia Life Insurance Company Separate Account II

                                   (Depositor)
                          Acacia Life Insurance Company

              (Address of Depositor's Principal Executive Offices)
                              7315 Wisconsin Avenue
                               Bethesda, MD 20814

               [Depositor's Telephone number including Area Code]

                                  301-280-1035

                     [Name and Address of Agent for Service]

                              Robert-John H. Sands
         Senior Vice President, Corporate Secretary and General Counsel
                          Acacia Life Insurance Company
                              7315 Wisconsin Avenue
                               Bethesda, MD 20814

     Approximate Date of Proposed Public      As soon as reasonably practicable
     Offering:                                following the date of this filing.

It is proposed that this filing will become effective (check appropriate box)

     [ ]  Immediately upon filing pursuant to paragraph (b)
     [ ]  on _______ pursuant to paragraph (b) of rule 485
     [ ]  60 days after filing pursuant to paragraph (a)(i) of rule 485
     [ ]  on _______ pursuant to paragraph (a)(1) of rule 485

If appropriate, check the following box:

     [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Title of Securities Being Registered ________________________________________

                         Acacia Allocator 2001 Annuity

================================================================================
PROSPECTUS: May 1, 2001

ACACIA LIFE INSURANCE COMPANY

ALLOCATOR 2001 ANNUITY                                        [LOGO]

Flexible Premium                                   Acacia Life Variable Annuity
Deferred Variable Annuity Policy                        Seperate Account II
================================================================================

     This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. As an annuity, it also provides you with several ways to receive regular income from your investment. A low minimum first-year premium of at least $300 is required. Further investment is optional.

     You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from these series funds:

                    Series Fund Issuing the Subaccount variable
Referred to as:     investment option underlying portfolios:         Portfolio Fund Advisor
--------------------------------------------------------------------------------------------------------------
CALVERT SOCIAL      Calvert Variable Series, Inc. Calvert Social     CALVERT ASSET MANAGEMENT COMPANY, INC.
                    Portfolios

or you may allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

--------------------------------------------------------------------------------
PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.
--------------------------------------------------------------------------------

     A Statement of Additional Information and other information about us and the Policy, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (www.sec.gov/edaux/prospect.htm, and type in ("Acacia Life"), or write or call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

           The SEC does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.


              NOT FDIC INSURED o MAY LOSE VALUE o NO BANK GUARANTEE


================================================================================
         ACACIA LIFE INSURANCE COMPANY ("Acacia Life," "we," "us," our)
           Home Office: 7315 Wisconsin Ave., Bethesda, Maryland 20814.
             SERVICE CENTER, P.O. BOX 82579, LINCOLN, NEBRASKA 68501
                       1-888-837-6791. www.acaciagroup.com
================================================================================

                         Acacia Allocator 2001 Annuity

--------------------------------------------------------------------------------

CONTACTING US. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                                   Acacia Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82579
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-888-837-6791
                               Fax: 1-402-467-6153
                               www.acaciagroup.com
                               -------------------

Express mail packages should be sent to our street address, not our P.O. Box address.

SENDING FORMS, WRITTEN NOTICE AND WRITTEN REQUESTS IN "GOOD ORDER." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order". We can only act upon requests that are received in good order.

REMEMBER, THE CORRECT FORM is important for us to accurately process your Policy elections and changes. Many can be found on our Web Site "on-line services" site. Or, call us at our toll-free number and we will send you the form you need.

MAKE CHECKS PAYABLE TO:
"Acacia Life Insurance Company"

--------------------------------------------------------------------------------

TABLE OF CONTENTS
     DEFINED TERMS .................................................    3
     POLICY OVERVIEW ...............................................    4
     FEE TABLES ....................................................    7
     FINANCIAL INFORMATION .........................................   10
     IMPORTANT POLICY PROVISIONS ...................................   10
         Policy Application and Issuance
         Your Policy Value
         Telephone Transactions
         Death of Annuitant
         Delay of Payments
         Beneficiary
         Minor Owner or Beneficiary
         Policy Changes
         Spendthrift Trust Endorsement
         Policy Termination
         Optional Features
     INVESTMENT OPTIONS ............................................   16
         Separate Account Variable Investment Options
         Fixed Account Fixed Interest Rate Option
         Transfers
         Third-Party Services
         Systematic Transfer programs:  Model Asset Allocation,
           Dollar Cost Averaging, Portfolio Rebalancing,
           Earnings Sweep
     FEES ..........................................................   22
         Surrender Charge
         Mortality and Expense Risk Charge
         Administrative Fees
           Administrative Expense Fee, Annual Policy Fee
         Transfer Fee
         Tax Charges
         Fees Charged by the Portfolios
         Optional Features' Fees
     POLICY DISTRIBUTIONS ..........................................   24
         Withdrawals
         Loans
         Death Benefits
         Annuity Income Phase
     TAX MATTERS ...................................................   29
         Taxation of Nonqualified Policies
         Taxation of Qualified Policies
         Possible Tax Law Changes
     MISCELLANEOUS .................................................   32
         About Our Company
         Distribution of the Policies
         Voting Rights
         Distribution of Materials
         Advertising
         Legal Proceedings
     APPENDIX A: Variable Investment Option Portfolios .............   A:1
     APPENDIX B: Accumulation Unit Values ..........................   B:1
     APPENDIX C: Tax-Qualified Plan Disclosures ....................   C:1
     Statement of Additional Information Table of Contents..........   Last Page

                         Acacia Allocator 2001 Annuity

DEFINED TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNITS are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

ANNUITY DATE is the date annuity income payments are scheduled to begin. This date is identified on the Policy Schedule page of your Policy. You may change this date, as permitted by the Policy and described in this prospectus.

BUSINESS DAY is each day that the New York Stock Exchange is open for trading.

OWNER, YOU, YOUR is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

POLICY YEAR/MONTH/ANNIVERSARY are measured from respective anniversary dates of the date of issue of this Policy.

SUBACCOUNT  is a division  within the  Separate  Account for which  Accumulation
Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.

SURRENDER VALUE is the Policy value less applicable surrender charge, Policy fee, outstanding loans, and any premium tax charge not previously deducted.

WE, US, OUR, ACACIA, ACACIA LIFE - Acacia Life Insurance Company.

WRITTEN NOTICE OR REQUEST -- Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at Acacia Life, Service Center, P.O. Box 82579, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if you have questions about what form or information is required.

--------------------------------------------------------------------------------
         This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain features described in this prospectus, may not be available in all states.

     If your Policy is issued as part of a qualified plan under the Internal Revenue Code, refer to any plan documents and disclosures for information about how some of the benefits and rights of the Policy may be affected.

 No one is authorized to give information or make any representation about the
                     Policy that is not in this prospectus.

  If anyone does so, you should not rely upon it as being accurate or adequate.

                          Acacia Allocator 2001 Annuity

POLICY OVERVIEW
--------------------------------------------------------------------------------

     The following is intended as a summary. Please read each section of this prospectus for additional detail.

         The ALLOCATOR 2001 ANNUITY Policy is a variable annuity savings vehicle offering a variety of investment options to help meet long-term financial goals. Associated charges are discussed in this prospectus' FEE TABLES and FEES sections. You can allocate your premiums among a wide spectrum of Separate Account variable investment options or to a Fixed Account fixed interest rate option. On the Separate Account variable investment options you may gain or lose money on your investment. On the Fixed Account option, we guarantee you will earn a fixed rate of interest. The investment options are described on this prospectus' cover and the INVESTMENT OPTIONS section.

[ ]  COMPARISON TO OTHER POLICIES AND INVESTMENTS

     Compared to fixed annuities. The Policy is like a fixed annuity in most ways except for its variable investment features. The Policy is different from fixed-interest annuities in that, to the extent you select Separate Account variable investment options, your Policy value will reflect the investment experience of the selected variable investment options, so you have both the investment risk (including possible loss of principal) and opportunity, not us.

--------------------------------------------------------------------------------
A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis. The purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits and guaranteed fees.
--------------------------------------------------------------------------------

     Compared to mutual funds. Although the Separate Account variable investment options underlying portfolios operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy differs from publicly traded mutual fund investments. Unlike publicly traded mutual funds, the Policy has these features:

     o    Accumulates capital on a tax-deferred basis.

     o A guaranteed minimum return on your investment if you choose a Fixed Account option.

     o Can provide annuity payments for the rest of your life or for some other period.

     o Provides a death benefit that could be higher than the value of the Policy.

     o Federal income tax liability on any earnings generally is deferred until you receive a distribution from the Policy.

     o You can transfer money from one underlying investment portfolio to another without tax liability.

     o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.

     o Insurance-related charges not associated with direct mutual fund investments are deducted from the value of the Policy.

     o Withdrawals before age 59 1/2 generally are subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although taxation of them is deferred until such earnings are distributed. Taxable earnings are considered to be paid out first followed by the return of your premiums.

     o    Withdrawals can result in a surrender charge.

     o You have a short time period to review your Policy and cancel it for a return of premium paid. The terms of this "right to examine" period vary by state (see the cover of your Policy).

     o We, not you, own the shares of the variable investment options' underlying portfolios. You have interests in the Separate Account Subaccounts that invest in the underlying portfolios that you select.

                          Acacia Allocator 2001 Annuity

[ ]  TAX-QUALIFIED PLANS

     The Policy can be used to fund a tax-qualified plan such as an IRA or Roth IRA (including for rollovers from tax-sheltered annuities), SEP, or SIMPLE IRA, Tax Sheltered Annuity ("TSA" or "403(b) annuity"), etc. This Prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' APPENDIX B to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.

[ ]  POLICY OPERATION & FEATURES

PREMIUMS.
     o    Minimum first year premium: $300.
     o    Minimum additional premium: $30.
     o No additional premiums will be accepted after the earlier of the Annuity Date or the Annuitant's 75th birthday without our approval. Only the initial single premium can be paid if the Annuitant is older than age 75 at Policy issue.

INVESTMENT OPTIONS.
     o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
     o You may transfer between investments, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

DEDUCTIONS FROM ASSETS.
(See FEE TABLES on next pages.)

Deductions from entire Policy value:
     o Generally, premium taxes, if any. (Some states levy this tax when premium is paid).
     o    Policy fee, if any.
     o    Surrender charge, if any.

Deductions from Separate Account assets only:
     o    Mortality and expense risk charge.
     o    Administrative expense charge.
     o    Underlying portfolio investment advisory fees and operating expenses.

WITHDRAWALS.
     o Surrender charges apply to withdrawals under the base Policy. After a premium is received, surrender charges apply for 5 years.
     o    Each withdrawal must be at least $100.

ANNUITY INCOME.

Several fixed annuity income options are available.

                                -----------------
                                   Premiums to
                                   Your Policy
                                -----------------
                                        |
                                        v
           ---------------------------------------------------------
                          Acacia Life Insurance Company
           ---------------------------------------------------------
                                        |
                                        v
           ---------------------------------------------------------
                               Investment Options
           ---------------------------------------------------------
               Fixed
              Account        Acacia Life Variable Annuity Separate
                                          Account_____
           Policy Value
            receives a            Variable Investment Options
            guaranteed       Policy value may vary daily depending
               fixed           upon the investment performance of
             interest              the underlying portfolios.
               rate.
           ---------------------------------------------------------
                 |                      The Subaccounts
                 v         -----------------------------------------
                                  A            B           Etc.
                           -----------------------------------------

                                  |            |             |
                                  v            v             v
                           -----------------------------------------
                              Underlying   Underlying      Etc.
                              Portfolio A  Portfolio B
                           -----------------------------------------
                                                |
                                                v
            ---------------------------------------------------------
                         Fees (Deductions from Assets)
            ---------------------------------------------------------
                     |                    |                  |
                     v                    v                  v
            -------------------    ---------------    ---------------
               Withdrawals             Death             Annuity
                                      Benefit         Income Options
            -------------------    ---------------    ---------------

DEATH BENEFIT. A standard death benefit is paid upon the death of the Owner unless the guaranteed minimum death benefit is payable.

                          Acacia Allocator 2001 Annuity

[ ] POLICY PHASES

     The Policy is a deferred annuity: it has an accumulation (or deferral) phase and an annuity income phase.

     ACCUMULATION PHASE. During the accumulation phase, any earnings that you leave in the Policy are not taxed. During this phase you can invest additional money into the Policy, transfer amounts among the investment options, and withdraw some or all of the value of your Policy. Some restrictions may apply to transfers (especially to transfers out of the Fixed Account). Withdrawals may be subject to a surrender charge, income tax and a penalty tax.

     ANNUITY INCOME PHASE. The accumulation phase ends and the annuity income phase begins on the earlier of a date you select or the first day of the month following the annuitant's 90th birthday. During the annuity income phase, we will make periodic payments to the annuitant, unless you specify otherwise. You can select payments that are guaranteed to last for the annuitant's entire life or for some other period. Some or all of each payment will be taxable.

FEE TABLES
--------------------------------------------------------------------------------

     The following charts show the fees that may affect your Policy value. The fees shown do not reflect any premium tax that may apply.

------------------------------------------------------------------------------------------------
                                                                          Guaranteed Maximum Fee
------------------------------------------------------------------------------------------------
TRANSACTION FEES
------------------------------------------------------------------------------------------------
SURRENDER CHARGE                                                                   NONE
                                       ------------------------------
(the surrender charge is deducted as   Years since receipt of premium
   a % of each premium withdrawn)
                                       1     2    3    4     5     6
                                       ------------------------------
o    5-YEAR SURRENDER CHARGE           8%    8%   8%   6%    4%    0%
                                       ------------------------------
------------------------------------------------------------------------------------------------
ANNUAL POLICY FEE (Waived if Policy value is at least $50,000.)
------------------------------------------------------------------------------------------------
o    ANNUAL POLICY FEE                                                              $42
------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES

     (deducted daily from assets  allocated to Separate  Account  Subaccounts to equal the annual % shown )
------------------------------------------------------------------------------------------------

o    MORTALITY & EXPENSE RISK CHARGE
     *(Beginning in the 16th Policy Year, this charge decreases by 0.05%
     annually until it reaches 0.50% annually in Policy Year 30; the rate
     remains level at                                                             1.25% *
     0.50% annually thereafter.)

o    ADMINISTRATIVE EXPENSE FEE                                                   0.10%
------------------------------------------------------------------------------------------------
o    TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                                       1.35% *
                                                                                 ------
              * Declines to 0.60% in Policy Year 30 and thereafter.
------------------------------------------------------------------------------------------------

                          Acacia Allocator 2001 Annuity

--------------------------------------------------------------------------------
                 SUBACCOUNT UNDERLYING PORTFOLIO ANNUAL EXPENSES
--------------------------------------------------------------------------------

     The following chart shows the expenses charged in 2001 by each Subaccount underlying portfolio before each underlying portfolio provided us with the daily net asset value. We then deduct applicable Separate Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the underlying portfolios was provided by the underlying portfolios and was not independently verified by us.

          [FINANCIAL INFORMATION REQUIRED BY THE FOLLOWING TABLE TO BE
                             SUPPLIED BY AMENDMENT]

---------------------------------------------------------------------------------------------------------
                                                              Total                         Total
Subaccount's underlying      Management   12b-1     Other     Fund    Waivers and     after waivers and
Portfolio Name                  Fees       Fees      Fees     Fees    Reductions      reductions, if any
---------------------------------------------------------------------------------------------------------

o
o
o
---------------------------------------------------------------------------------------------------------

o
o
o
o
o
---------------------------------------------------------------------------------------------------------

o
o
o
---------------------------------------------------------------------------------------------------------

o
o
o
---------------------------------------------------------------------------------------------------------

o
o
o
---------------------------------------------------------------------------------------------------------

o
o
o
o
o
---------------------------------------------------------------------------------------------------------

o
o
---------------------------------------------------------------------------------------------------------

o
---------------------------------------------------------------------------------------------------------

   "Other Fees" reflect an indirect fee resulting from the portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Net operating expenses after reductions for fees paid indirectly would be as follows: [TO BE SUPPLIED BY AMENDMENT]


Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

We may receive administrative fees from the investment advisers of certain portfolios. We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of us changes.

                          Acacia Allocator 2001 Annuity

     EXAMPLES. The following chart shows the overall expenses you would pay under a Policy under certain assumptions on a $1,000 investment with a hypothetical 5% annual return on assets, and assuming the entire $1,000 is invested in the Subaccount listed. In total, these examples assume maximum charges of 1.35% for Separate Account annual expenses, a $42 Policy fee, plus the underlying portfolio 2001 expenses. If our current fees are less than the guaranteed maximum fees, your expenses could also be less than shown. The examples assume that the fee waiver and expense reimbursement limits set forth in the chart above will continue for the period shown, but do not reflect any premium tax charge which may apply. THE EXAMPLE AMOUNTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN IN THE CHART.

          [FINANCIAL INFORMATION REQUIRED BY THE FOLLOWING TABLE TO BE
                             SUPPLIED BY AMENDMENT]

---------------------------------------------------------------------------------------------------------------
                                                                                           Policy is not
                                 Surrender Policy at end    Annuitize Policy at the   surrendered and is not
                                 of the time period.($)   end of the time period.($)       annuitized.($)
---------------------------------------------------------------------------------------------------------------

Variable Investment Option       1 Yr  3 Yr   5 Yr  10 Yr  1 Yr   3 Yr  5 Yr  10 Yr  1 Yr   3 Yr  5 Yr  10 Yr
---------------------------------------------------------------------------------------------------------------

o
o
o
---------------------------------------------------------------------------------------------------------------

o
o
o
o
o
---------------------------------------------------------------------------------------------------------------

o
o
o
---------------------------------------------------------------------------------------------------------------

o
o
o
---------------------------------------------------------------------------------------------------------------

o
o
o
---------------------------------------------------------------------------------------------------------------

o
o
o
o
o
---------------------------------------------------------------------------------------------------------------

o
o
---------------------------------------------------------------------------------------------------------------

o
---------------------------------------------------------------------------------------------------------------

                          Acacia Allocator 2001 Annuity

     The Fee Tables are designed to help you understand the various costs and expenses that a Policy Owner will bear directly or indirectly. For more information, read this prospectus' FEES section and the prospectus for each Subaccount's underlying portfolio.

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     We provide Accumulation Unit value history for each of the Separate Account variable investment options in APPENDIX B. Financial statements of the Separate Account and our company are included in the Statement of Additional Information; to learn how to get a copy, see the front or back page of this prospectus.

IMPORTANT POLICY PROVISIONS
--------------------------------------------------------------------------------

     The ALLOCATOR 2001 ANNUITY Policy is a flexible premium deferred variable annuity policy. The Policy allows you to save and invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the Annuitant lives or for some other period you select. In addition, if you die before those payments begin, the Policy will pay a death benefit to your beneficiary. Many key rights and benefits under the Policy are summarized in this prospectus; however, you must refer to the Policy itself for the actual terms of the Policy. You may obtain a copy of the Policy from us. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit.

[ ]  POLICY APPLICATION AND ISSUANCE

     To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the Annuitant are age 0 through 85, rounded to the nearest birthday. We reserve the right to reject any application or premium for any reason.

--------------------------------------------------------------------------------
Replacing an existing annuity policy is not always your best choice. Evaluate any replacement carefully.
--------------------------------------------------------------------------------

     If your application is in good order upon receipt, we will credit your initial net premium to the Policy value in accordance with the "right to examine" rules in your state within two Business Days after the later of the date we receive your application or the date we receive your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

     The Policy Date is the date that falls two days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month. (This does not affect how premium is credited; see the paragraph above).

                          Acacia Allocator 2001 Annuity

     You can purchase a tax-qualified Policy in connection with a number of arrangements, including Section 401(a) pension or profit-sharing plans, or an IRA, Roth IRA, SIMPLE IRA, SEP, and Section 457 deferred compensation plans, subject to certain limitations. See this prospectus' TAX MATTERS section for details. Call us if to see if the Policy may be issued as part of other kinds of plans or arrangements.

APPLICATION IN GOOD ORDER
-------------------------

All application questions must be answered, but particularly note these requirements:

     o The Owner's and the annuitant's full name, Social Security number, and date of birth must be included.

     o Your premium allocations must be completed in whole percentages and total 100%.

     o    First year premium must meet minimum premium requirements.

     o    Your signature and your agent's signature must be on the application.

     o Identify the type of plan and whether it is nonqualified or, if it is qualified, state the type of qualified plan.

     o    City, state and date application was signed must be completed.

     o If you have one, give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.

     o There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.

     o    Your agent must be both properly licensed and appointed with us.

     PREMIUM REQUIREMENTS
     --------------------

     Your premium checks should be made payable to "Acacia Life Insurance Company." We may postpone crediting any payment made by check to your Policy value until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same Annuitant may not exceed $1 million without our consent.

     Initial Premium
     ---------------

     o The only premium required if it is at least $300. All others are optional.

     o Must be $300 or part of a plan to achieve first year total premium of at least $300. We have the right to change these premium requirements.

     o If you or the Annuitant is age 75 or older at Policy issue, must be at least $300, and is the only premium you can make (no additional premiums are allowed).

     Additional Premiums
     -------------------

     o Must be at least $30. We have the right to change these premium requirements.

     o    Will not be accepted,  without our approval,  on or after the later of
          (i) the Policy Anniversary following your or the annuitant's 75th birthday or (ii) the Annuity Date.

                          Acacia Allocator 2001 Annuity

     ALLOCATING YOUR PREMIUMS
     ------------------------

     You must allocate your premiums among the variable investment options or the Fixed Account fixed interest rate option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation. If you do not specify any allocation, we will not accept your premium.

     o    Allocations must be in whole percentages and total 100%.

     o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.

     o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy's "right to examine" period may be subject to special requirements.

     "Right to Examine" Period Allocations
     -------------------------------------

     Return of Value State. In states that permit us to refund your Policy value upon your cancellation of the Policy during the "right to examine" period, we will allocate your initial premium to your selected variable investment options on the date of issue of the Policy.

     Return of Premium States and IRA plan Policies. In states that require us to refund at least your full premium upon your cancellation of the Policy during the "right to examine" period and for all IRA plan policies, we will hold the portion of your initial premium allocated to Separate Account II in the Calvert Social Money Market Subaccount for 13 days. We will then invest your initial premium in the variable investment options pursuant to your application instruction (Any additional premiums we receive during the "right to examine" period plus 3 days will be allocated in the same manner). If, at the end of the "right to examine" period, you decide to cancel your Policy, we will refund the amount required by your state as stated in your Policy (usually all premiums paid).

[ ]  YOUR POLICY VALUE

     On your Policy's date of issue, the Policy value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Policy value equals the sum of the values in the Separate Account variable investment options and the Fixed Account. The Policy value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options (and interest earned in the Fixed Account options) as well as the deductions for fees under the Policy.

     SEPARATE ACCOUNT VALUE
     ----------------------

     Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:

     (a) the net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus

     (b)  the daily administrative expense fee; minus

                          Acacia Allocator 2001 Annuity

     (c) the daily mortality and expense risk charge; and this result divided by

     (d) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

     When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

     FIXED ACCOUNT VALUE
     -------------------

     The Policy value of the Fixed Account (the fixed interest rate investment option) on any Business Day equals:

     (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus

     (b) any net premiums credited since the end of the previous Policy month; plus

     (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus

     (d) any transfers and transfer fees from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus

     (e) any partial withdrawals and surrender charges taken from the Fixed Account since the end of the previous Policy month; minus

     (f) the Fixed Account's share of the annual Policy fee on the Policy Anniversary; minus

     (g)  the Fixed  Account's  share of the charges for any optional  features;
          plus

     (h)  interest credited on the Fixed Account balance.

[ ]  TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED

     o    Transfers among investment options.

     o    Establish systematic transfer programs.

     o    Change of premium allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS

     o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES:

     o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.

     o    Calls will be recorded for your protection.

     o For security, you or your authorized designee must provide your Social Security number and/or other identification information.

     o    May be discontinued at any time as to some or all Owners.

--------------------------------------------------------------------------------
We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

[ ]  DEATH OF ANNUITANT

--------------------------------------------------------------------------------
Upon the annuitant's death prior to 30 days before the Annuity Date, you may generally name a new annuitant. If any Owner is the annuitant, then upon that Owner's death, the Policy's applicable death benefit becomes payable to the named beneficiary or beneficiaries. However, if the beneficiary is the deceased Owner's spouse, then upon that Owner's death the spouse may be permitted under federal tax law to become the new Owner of the Policy and to name an annuitant and different beneficiaries.
--------------------------------------------------------------------------------

                          Acacia Allocator 2001 Annuity

[ ]  DELAY OF PAYMENTS

     We will usually pay any amounts requested as a full surrender or partial withdrawal from the Separate Account within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if:
(i) the NYSE is closed for other than  customary  weekend and holiday  closings;
(ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

     We may defer payments of full surrender or partial withdrawals from the Fixed Account for up to 6 months from the date we receive your Written Notice.

[ ]  BENEFICIARY

     You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

     If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Policy application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

     If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.

     If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

[ ]  MINOR OWNER OR BENEFICIARY

     A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most states parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

                          Acacia Allocator 2001 Annuity

[ ]  POLICY CHANGES

     Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this Prospectus' first two pages and last page.

[ ]  POLICY TERMINATION

     We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy. See this prospectus' POLICY
DISTRIBUTIONS: WITHDRAWALS section for more information.

     If you have paid no premiums during the previous 24-month period, we have the right to pay you the total value of your Policy in a lump sum and cancel the Policy if (i) the Policy value is less than $2,000 (does not apply to IRAs), or
(ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Policy value to maturity, would be less than $20 per month. We will not impose a surrender charge on involuntary terminations.

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

     We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options, each chosen for its potential to meet specific investment objectives.

--------------------------------------------------------------------------------
THE VALUE OF YOUR POLICY WILL GO UP (arrow up) OR DOWN (arrow down) BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE INVESTMENT OPTIONS YOU CHOOSE. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.
--------------------------------------------------------------------------------

     You may allocate all or a part of your premiums among 25 Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in APPENDIX A to this prospectus.

[ ]  SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (also see APPENDIX A)

     The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

--------------------------------------------------------------------------------
     THE UNDERLYING PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS, AND ARE NOT THE SAME AS OTHER PUBLICLY TRADED MUTUAL FUNDS WITH VERY SIMILAR NAMES. They are only available as Separate Account Investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

     Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

     You should read the prospectuses for the underlying portfolios together with this prospectus for more information.
--------------------------------------------------------------------------------

     The Separate Account II is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Acacia Life. The Separate Account was established as a separate investment account of Acacia

                          Acacia Allocator 2001 Annuity

Life under District of Columbia law on January 24, 2001. Under District of Columbia law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

      You bear the risk that the variable investment options you select may
      ---------------------------------------------------------------------
      fail to meet their objectives, that they could go down in value, and
      --------------------------------------------------------------------
                         that you could lose principal.
                         ------------------------------

     Each Subaccount's underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

     ADDING, DELETING, OR SUBSTITUTING VARIABLE INVESTMENT OPTIONS
     -------------------------------------------------------------

     We do not control the Subaccount's underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change.

     New Separate Account underlying portfolios may be added, or existing funds eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Calvert Social Money Market portfolio.

     If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

[ ]  FIXED ACCOUNT FIXED INTEREST RATE OPTION

     There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 4% per year, compounded annually. We may declare a higher current interest rate. Whatever interest rate we declare will be guaranteed for the Policy Year. However, you bear the risk that we

--------------------------------------------------------------------------------
All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation, nor is the general account registered as an investment company with the SEC. Therefor, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.
--------------------------------------------------------------------------------

                          Acacia Allocator 2001 Annuity
will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the policy for additional details regarding the Fixed Account.

[ ]  TRANSFERS

     The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large, or frequent transfers. Excessive transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. We reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

     Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

     TRANSFER RULES:

     o A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.

     o We must receive notice of the transfer, either Written Notice, an authorized telephone transaction, or by internet when available.

     o The transferred amount must be at least $50, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less the $50 in a Subaccount or in the Fixed Account, we will include that amount as part of the transfer).

     o If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $50 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.

     o The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.

     o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):

          o    may be delayed up to six months;

          o is limited during any Policy Year to all Fixed Account interest accrued since the last Policy Anniversary, plus 10% of:

               o    Fixed Account value as of the last Policy Anniversary; plus

               o Deposits and transfers made into the Fixed Account since the last Policy Anniversary; minus

               o Partial withdrawals from the Fixed Account since the last Policy Anniversary.

     o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.

     o If the Policy value in any Subaccount falls below $50, we may transfer the remaining balance, without charge, to the Calvert Social Money Market Subaccount.

[ ]  THIRD-PARTY SERVICES

     Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment

                          Acacia Allocator 2001 Annuity
allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their services are separate from and in addition to fees paid under the Policy.

[ ]  SYSTEMATIC TRANSFER PROGRAMS

--------------------------------------------------------------------------------
Systematic Transfer Programs are intended to result in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise be successful.
--------------------------------------------------------------------------------

     MODEL ASSET ALLOCATION PROGRAM
     ------------------------------
     Our Model Asset Allocation program is intended to match your risk tolerance and investment objectives with a model subaccount allocation formula. The model allocations were designed by Ibbotson Associates, Inc., and provide a valuable service to an Owner who seeks to follow the science of asset allocation. Some research studies have shown that the asset allocation decision is the single largest determinant of portfolio performance. Asset allocation combines the concepts of asset-liability management, mean-variance optimization, simulation and economic forecasting. Its objectives are to match asset classes and strategies to achieve better returns, to reduce volatility and to attain specific goals such as avoidance of interest rate or market risk. Refer to this prospectus' APPENDIX A and each portfolio's own prospectus for risks associated with international investments.

MODEL ASSET ALLOCATION PROGRAM RULES:

-    There is no additional charge for the Model Asset Allocation program.

- You must complete a written questionnaire about risk tolerance and Policy performance objectives and provide it to your registered representative who will help match your needs to an asset allocation model.

- We must receive your written questionnaire and instruction as to the asset allocation model chosen before we can begin this program for you.

- To use the Model Asset Allocation program, you must have all Policy value allocated to one asset allocation model. Model Asset Allocation transfers occur quarterly.

- The series funds that are included in a model may change from period to period. Your election to use a model will remain in effect, without regard to changes in the funds in that model, unless you provide us with changed instructions.

                          Acacia Allocator 2001 Annuity

          [FINANCIAL INFORMATION REQUIRED BY THE FOLLOWING TABLE TO BE
                             SUPPLIED BY AMENDMENT]

--------------------------------------------------------------------------------------------------------------------
The Model Asset Allocation program limits loss, but does not guarantee against a loss or that you'll achieve your investment goal.
--------------------------------------------------------------------------------------------------------------------
WITH International Investments                              Model Asset Allocations - CURRENT ALLOCATIONS
--------------------------------------------------------------------------------------------------------------------
                                                               Conservative                  Moderate -
                                                Conservative    - Moderate      Moderate     Aggressive   Aggressive
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
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--------------------------------------------------------------------------------------------------------------------
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

                          Acacia Allocator 2001 Annuity

DOLLAR COST AVERAGING PROGRAM
-----------------------------

     Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Calvert Social Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

     DOLLAR COST AVERAGING RULES:

     o    There is no additional charge for the Dollar Cost Averaging program.

     o We must receive notice of your election and any changed instruction, either Written Notice, by telephone transaction instruction, or by Internet when available.

     o    Automatic transfers can only occur monthly.

     o The minimum transfer amount out of the Calvert Social Money Market portfolio or the Fixed Account is the lesser of $50 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.

     o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.

     o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy month anniversary following the date the Policy's "right to examine" period ends.

     o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Calvert Social Money Market portfolio or the Fixed Account is less than $100.

     o Dollar Cost Averaging is not available with the Model Portfolio Asset Allocation program or when Automatic Rebalancing is elected.

--------------------------------------------------------------------------------
The Dollar Cost Averaging program limits loss, but does not guarantee against a loss or that you'll achieve your investment goal.
--------------------------------------------------------------------------------

     PORTFOLIO REBALANCING PROGRAM
     -----------------------------

     The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

     PORTFOLIO REBALANCING PROGRAM RULES:

     o    There is no additional charge for the Portfolio Rebalancing program.

     o    The Fixed Account is excluded from this program.

     o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.

     o    You may have rebalancing occur quarterly, semi-annually or annually.

     o Portfolio Rebalancing occurs automatically with the Model Portfolio Asset Allocation program.

--------------------------------------------------------------------------------
The Portfolio Rebalancing program limits loss, but does not guarantee against a loss or that you'll achieve your investment goal.
--------------------------------------------------------------------------------

     EARNINGS SWEEP PROGRAM
     ----------------------

     The Earnings Sweep program allows you to sweep earnings from your Subaccounts to be rebalanced among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

                          Acacia Allocator 2001 Annuity

     EARNINGS SWEEP PROGRAM RULES:

     o    There is no additional charge for the Earnings Sweep program.

     o    The Fixed Account is included in this program.

     o You must request the Earnings Sweep program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.

     o You may have your earnings rebalanced quarterly, semi-annually, or annually.

--------------------------------------------------------------------------------
The Earnings Sweep program limits loss, but does not guarantee against a loss or that you'll achieve your investment goal.
--------------------------------------------------------------------------------

FEES
--------------------------------------------------------------------------------

     The following repeats and adds to information provided in the FEE TABLES section. Please review both prospectus sections for information on fees.

[ ]  SURRENDER CHARGE
                                               Years since receipt of premium
                                              ----------------------------------
     (% of each premium withdrawn)             1     2     3     4     5     6+
     ---------------------------------------------------------------------------
     o        Policy 5-Year Surrender Charge  8%    8%    8%    6%    4%     0%
     ---------------------------------------------------------------------------

     We will deduct a surrender charge from Policy value upon a full surrender or partial withdrawal, and also from any Policy value paid out due to the Owner's death while surrender charges apply. We may also deduct a surrender charge from Policy value on the date annuity income payments begin from amounts applied to provide annuity payments. We do not assess a surrender charge on premiums after the second year since receipt that are applied to the Life or Joint and Last Survivor annuity income options. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge.

     The amount of a partial withdrawal you request plus any surrender charge is deducted from the Policy value on the date we receive your withdrawal request. Partial withdrawals (including any charges) are deducted from the Subaccounts and the Fixed Account on a pro rata basis, unless you instruct us otherwise. The oldest premium is considered to be withdrawn first, the next oldest premium is considered to be withdrawn next, and so on (a "first-in, first-out" basis). All premiums are deemed to be withdrawn before any earnings.

     FREE WITHDRAWAL AMOUNT
     ----------------------

     You may, prior to the earlier of the Annuity Date or your death, withdraw up to the following Policy value from your Policy without incurring a surrender charge:

     (a) 100% of earnings since the last Policy Anniversary (from both the Separate Account and Fixed Account); plus

     (b)  10% of Policy  value as of the last  Policy  Anniversary,  plus 10% of
          deposits  and  minus  10%  of   withdrawals   since  the  last  Policy
          Anniversary; minus

     (c)  applicable premium tax and income tax withholding.

     WAIVER OF SURRENDER CHARGE
     --------------------------

     We will waive the surrender charges upon full surrender or partial withdrawals in the following situation:

                          Acacia Allocator 2001 Annuity

     NURSING HOME WAIVER. Any full surrender or partial withdrawal made pursuant to your confinement, upon the recommendation of a licensed physician for medically necessary reasons, to the following facilities for 30 or more consecutive days: (a) a hospital licensed or recognized as a general hospital by the state in which it is located; (b) a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; (c) a Medicare certified hospital; (d) a state licensed skilled nursing facility, intermediate care facility or residential care facility providing continuous 24 hours a day nursing care and maintaining daily medical records (A residential care facility must provide nursing care under supervision of a registered nurse by having a registered nurse on duty 24 hours a day); or (d) a Medicare certified long-term care facility. This waiver only applies to full surrender or partial withdrawals requested no later than 91 days after the last day of confinement to such facility. Proof of confinement must be provided. This waiver is not available if any Owner is confined to any of these facilities on the date of issue of the Policy. We will not accept any additional premium once this waiver is elected.

[ ]  MORTALITY AND EXPENSE RISK CHARGE

     We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is equal to an annual rate of 1.25% of the value of the net assets in the Separate Account until the 16th Policy Year, when it declines by 0.05% that year and each succeeding Policy Year until reaching an annual rate of 0.50% in the 30th Policy Year and succeeding Policy Years. This fee is reflected in the Accumulation Unit values for each Subaccount.

     Our mortality risk arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an Annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will greater than the Policy value.

     Our expense risk is that our costs to administer your Policy will exceed the amount we collect through administrative charges.

     If the mortality and expense risk charges does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the surrender charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

                          Acacia Allocator 2001 Annuity

[ ]  ADMINISTRATIVE FEES

     Administrative fees help us cover our cost to administer your Policy.

     ADMINISTRATIVE EXPENSE FEE

     o This fee is equal to an annual rate of 0.10% of the value of the net assets in the Separate Account. This fee is reflected in the Accumulation Unit values for each Subaccount.

     ANNUAL POLICY FEE

     o    $42.

     The Policy Fee is deducted from your Policy value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units and making deductions from the Fixed Account. It is deducted from each Subaccount and the Fixed Account in the same proportion that the value in each Subaccount or the Fixed Account bears to the total Policy value. We currently waive any Policy Fee if the Policy value is at least $50,000.

[ ]  TAX CHARGES

     Some states and municipalities levy a tax on annuities, currently ranging from 0% to 3.5% of your premiums. These tax rates, and the timing of the tax, vary and may change. Presently, we deduct the charge for the tax in those states with a tax either (a) from premiums as they are received, or (b) upon applying proceeds to an annuity income option.

     No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account.

[ ]  FEES CHARGED BY THE PORTFOLIOS

     Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' FEE TABLES section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

[ ]  WAIVER OF CERTAIN FEES

     When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge (excluding fees charged by the portfolios) under the Policy. Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and surrender charges.

     Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any fees may be subject to state approval.

                          Acacia Allocator 2001 Annuity

POLICY DISTRIBUTIONS
--------------------------------------------------------------------------------

     There are several ways to take all or part of your investment out of your Policy, both before and after the Annuity Date. Tax penalties and surrender charges may apply to amounts taken out of your Policy before the Annuity Date. Your Policy also provides a death benefit (including, for an additional charge, an optional feature guaranteed minimum death benefit) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

[ ]  WITHDRAWALS

     You may withdraw, by Written Notice, all or part of your Policy's Surrender Value prior to the Annuity Date. Amounts withdrawn, except for any Free Withdrawal Amount or withdrawals subject to waiver of surrender charges (defined in the FEES: WITHDRAWAL CHARGE section), are subject to a surrender charge. Following a full surrender of the Policy, or at any time the Policy value is zero, all your rights in the Policy end. Total surrender requires you to return your Policy to us.

--------------------------------------------------------------------------------
                         Withdrawals may be subject to:
                                  - Income Tax
                                 - Penalty Tax
                               - Surrender Charge
      --------------------------------------------------------------------
      Even so called "free" withdrawals may be subject to the tax charges.
      --------------------------------------------------------------------
--------------------------------------------------------------------------------

     Earnings are deemed to be withdrawn before any premium; this means that there may be no surrender charge if the amount of the withdrawal is less than or equal to Policy earnings plus premiums received at least 6 years prior to the withdrawal and not considered having been previously withdrawn. Of premium considered withdrawn, the oldest premium is considered withdrawn first, the next oldest premium is considered withdrawn next, and so on (a "first-in, first-out" procedure which is different than taxation order, in which the last premium withdrawn first - a "last-in, first-out" procedure is generally used).

     WITHDRAWAL RULES

     o Withdrawals must be by Written Notice. A request for a systematic withdrawal plan must be on our form and must specify a date for the first payment, which must be at least 30 days after we receive the form.
     o    Minimum withdrawal is $100.
     o We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy.
     o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Policy value from any Fixed Account option. If you do not specify which investment option(s) from which to take the withdrawal, it will be taken from each investment option in the proportion that the Policy value in each investment option bears to the total Policy value.
     o The total amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made because: we deduct any charges owed but not yet paid (including surrender charges); a premium tax charge may apply to withdrawals; and you bear the investment risk for all amounts you allocate to the Separate Account.
     o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

     SYSTEMATIC WITHDRAWAL PLAN
     --------------------------

     The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Policy value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the Annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity

                          Acacia Allocator 2001 Annuity
payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a tax advisor before requesting this plan.

[ ]  DEATH BENEFITS

     We will pay the death benefit after we receive Due Proof of Death of an Owner's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

--------------------------------------------------------------------------------
A death benefit is payable upon:

-    Your Policy being in force;

-    Receipt of Due Proof of Death of the first Owner to die;

-    Election of an annuity income option; and

-    Proof that the Owner died before any annuity payments begin.

"Due Proof of Death" is a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.
--------------------------------------------------------------------------------

     If an Owner of the Policy is a corporation, trust or other non-individual, we treat the primary annuitant as an Owner for purposes of the death benefit. The "primary annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Policy. A change in the primary annuitant will be treated as the death an Owner.

     If the annuitant is an Owner or joint Owner, the annuitant's death is treated as the Owner's death.

     If the annuitant is not an Owner and the annuitant dies before the Annuity Date, the Owner may name a new annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new annuitant, the Owner will become the annuitant.

     If your spouse is the Policy beneficiary, annuitant, or a joint Owner, special tax rules apply. See the IRS REQUIRED DISTRIBUTION UPON OWNER'S DEATH section below.

     We will deduct any applicable premium tax not previously deducted from the death benefit payable.

     STANDARD DEATH BENEFIT
     ----------------------

     Upon any Owner's death before the Annuity Date, the Policy will end, and we will pay a death benefit to your beneficiary. The death benefit for the first five Policy Years equals the larger of:

     o your Policy value (without deduction of the surrender charge) on the later of the date we receive Due Proof of Death or an annuity payout option election less any charge for applicable premium taxes; or

     o the sum of net premiums, less partial withdrawals (including surrender charges).

     Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

     GUARANTEED MINIMUM DEATH BENEFIT
     --------------------------------

     Beginning on the fifth Policy Anniversary, a Guaranteed Minimum Death Benefit ("GMDB") is payable instead of the Standard Death Benefit, if all Owners were age 75 or less on the Policy issue date.

                          Acacia Allocator 2001 Annuity

     On the fifth Policy Anniversary the GMDB is the greater of the two values expressed in the Standard Death Benefit as of that Policy Anniversary. Thereafter, the GMDB is reset each succeeding fifth Policy Anniversary (the 10th, 15th, 20th Policy Anniversaries, etc.) to be the greatest of the two values expressed in the Standard Death Benefit as of that Policy Anniversary or the current GMDB.

     IRS REQUIRED DISTRIBUTION UPON DEATH OF OWNER
     ---------------------------------------------

Federal law requires that if your Policy is tax non-qualified and you die before the Annuity Date, then the entire value of your Policy must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. The Statement of Additional Information has a more detailed description of these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' APPENDIX B.

     TABLE ILLUSTRATING BENEFITS UPON DEATH
--------------------------------------------------------------------------------
The following tables illustrate benefits payable, if any, upon death of a party to the Policy for most, but not necessarily all, situations. The terms of any Policy rider or qualified plan funded by the Policy may change this information. Please consult your own legal and tax advisor for advice. You may contact us for more information.
--------------------------------------------------------------------------------

                    IF DEATH OCCURS BEFORE THE ANNUITY DATE:

If the deceased is ... and ...                   and ...               then the ...
---------------------------------------------------------------------------------------------------------------------
any Policy Owner       - - -                     - - -                 Policy beneficiary receives the death benefit.
---------------------------------------------------------------------------------------------------------------------
any Policy Owner       there is no surviving     the beneficiary is    surviving spouse may elect to become the
                       joint Policy Owner or     the Policy Owner's    Policy Owner and continue the Policy, or
                       it is the deceased        surviving spouse      may have the Policy end and receive the
                       Owner's spouse                                  death benefit.
---------------------------------------------------------------------------------------------------------------------
the annuitant          a Policy Owner is living  there is no named     the Policy continues with the Policy Owner
                                                 contingent or joint   as the Policy annuitant unless the Owner
                                                 annuitant             names a new annuitant.
---------------------------------------------------------------------------------------------------------------------
the annuitant          the Policy Owner is a     - - -                 the annuitant's death is treated as a
                       non-person                                      Policy Owner's death.
---------------------------------------------------------------------------------------------------------------------
an annuitant           a Policy Owner is living  the contingent or     contingent annuitant becomes the annuitant,
                                                 joint annuitant is    and the Policy continues.
                                                 living
---------------------------------------------------------------------------------------------------------------------

                  IF DEATH OCCURS ON OR AFTER THE ANNUITY DATE:


---------------------------------------------------------------------------------------------------------------------
If the deceased is ... and ...              then the ...
---------------------------------------------------------------------------------------------------------------------
any Policy Owner       there is a living    surviving Policy Owner remains as Owner for purposes of distributing
                       joint Owner, and     any remaining Policy proceeds pursuant to the annuity income option
                       the annuitant is     then in effect.  If the annuity benefit payee was the deceased Policy
                       living               Owner, the surviving Owner receives the proceeds.  If the payee is other than the deceased Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------------------------------------------------------------------------------------------------------
any Policy Owner       there is no          Policy beneficiary becomes the Policy Owner for purposes of
                       surviving joint      distributing any remaining Policy proceeds pursuant to the annuity
                       Owner, and           income option then in effect.  If the annuity benefit payee was the
                       the annuitant is     Owner, then the Policy beneficiary receives the proceeds.  If the
                       living               payee is other than the Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------------------------------------------------------------------------------------------------------
any Policy annuitant   any Policy Owner     Policy Owner (or other named payee) receives distribution of any
                       is living            remaining Policy proceeds pursuant to the annuity income option then in effect.
---------------------------------------------------------------------------------------------------------------------
the annuitant          the annuitant is     Policy beneficiary becomes the Policy Owner for purposes of
                       also the Policy      distributing any remaining Policy proceeds pursuant to the annuity
                       Owner                income option then in effect.  If the annuity benefit payee was the
                                            Owner, then the Policy beneficiary receives the proceeds. If the payee is other than the Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------------------------------------------------------------------------------------------------------

                          Acacia Allocator 2001 Annuity

[ ]  ANNUITY INCOME PHASE

--------------------------------------------------------------------------------
Annuity payments:

- require investments to be allocated to our general account, so are not variable.

-    may be subject to a surrender charge.

-    may be taxable and, if premature, subject to a tax penalty.
--------------------------------------------------------------------------------

     A primary function of an annuity contract, like this Policy, is to provide annuity payments to the payee(s) you name. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Policy value, the annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Policy Surrender Value may be placed under one or more annuity income options.

     Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

     Payments under the annuity income options are fixed annuity payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income options. Current immediate annuity rates for option 5 for the same class of annuities are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts are based on the 1983 Table's Individual Annuity Table projected 17 years, and an interest rate which is guaranteed to yield 3% on an annual basis. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

     WHEN ANNUITY INCOME PAYMENTS BEGIN
     ----------------------------------
     You may select the Annuity Date by completing an election form that you can request from us at any time. This date will be the earlier of the date you select or the first day of the month following the annuitant's 90th birthday. Tax-qualified Policies may require an earlier Annuity Date. You may change this date to any other date earlier than the annuitant's 90th birthday by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

     SELECTING AN ANNUITY INCOME OPTION
     ----------------------------------

     You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will pay the Policy's Surrender Value in a single lump sum.

     If you die before the Annuity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

     ANNUITY INCOME OPTIONS
     ----------------------

     Once fixed annuity payments under an annuity income option begin, they cannot be changed (While we may allow the beneficiary to transfer amounts applied under options 1, 2, 3 or 4 to option 5 after the Annuity Date, we reserve the right to discontinue this practice). When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

     Note: Unless you elect an annuity income option with a guaranteed period or option 1, it is possible that only one annuity payment would be made under the annuity option if the annuitant dies before the due date of the second annuity payment, only two annuity payments would be made if the annuitant died before the due date of the third annuity payment, etc.

                          Acacia Allocator 2001 Annuity

     Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to NOT withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service since withholding is mandatory for certain tax-qualified Policies.

     We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

     The annuity income options are:

(1) INTEREST FOR LIFE. We pay interest on the amount retained for the Annuitant's lifetime, then pay the principal amount to the Beneficiary or as otherwise agreed.

(2) INTEREST FOR A FIXED PERIOD. We pay interest on the amount retained for a fixed period not exceeding 30 years, then pay the principal amount to you or as otherwise agreed.

(3) PAYMENTS FOR A FIXED PERIOD. Proceeds are paid in monthly installments for the specified period chosen not exceeding 30 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

(4) PAYMENTS FOR A FIXED AMOUNT. Proceeds are paid in monthly installments of a specified amount of at least 5% annually of the amount retained until proceeds are paid in full.

(5) LIFE INCOME. Proceeds are paid as monthly income for the guaranteed period elected and then for the lifetime of a person you designate. A table in the Policy illustrates details.

                          Acacia Allocator 2001 Annuity

TAX MATTERS
--------------------------------------------------------------------------------

     The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy. This discussion of federal income tax consideration relating to the Policy is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS").

     When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest money (generally on a pre-tax basis) in an annuity as part of a pension or retirement plan that is subject to requirements and may have additional benefits under the Internal Revenue Code beyond those generally applicable to annuities (e.g., "qualified plan" such as IRAs, TSAs, and the like), your contract is called a "Qualified Policy." Other annuities, in which already taxed money is invested (other than as part of a qualified plan which can accept after-tax deposits), are referred to as a "Nonqualified Policy." The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan.

[ ]  TAXATION OF NONQUALIFIED POLICIES

     If a non-natural person (e.g., a corporation or a trust) owns a Nonqualified Policy, the taxpayer generally must include in income any increase in the excess of the Policy value over the investment in the Policy (generally, the premiums paid for the Policy) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

     The following  discussion  generally  applies to Policies  owned by natural
     ---------------------------------------------------------------------------
persons.
--------

WITHDRAWALS. When a withdrawal from a Nonqualified Policy occurs, the amount received will be treated as ordinary income, subject to tax, up to an amount equal to the excess (if any) of the Policy value immediately before the distribution over the Owner's investment in the Policy (generally, the premiums paid for the Policy, reduced by any amount previously distributed from the Policy that was not subject to tax) at that time. In the case of a surrender under a Nonqualified Policy, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Policy.

PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Nonqualified Policy, a federal tax penalty equal to 10% of the amount treated as income may be imposed. In general, however, there is no penalty on distributions:

o    made on or after the taxpayer reaches age 59;

o    made on or after an Owner's death;

o    attributable to the taxpayer's becoming disabled; or

o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Policy ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Policy has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

                          Acacia Allocator 2001 Annuity

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from the Policy because of your death or the death of the Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy, or
(ii) if distributed under an annuity income option, they are taxed in the same way as annuity payments.

TRANSFERS, ASSIGNMENT OR EXCHANGES OF A POLICY. A transfer or assignment of ownership of the Policy, the designation of an Annuitant, the selection of certain dates for annuity payments to begin, or the exchange of the Policy may result in certain tax consequences to you that are not discussed here. An Owner contemplating any such transfer, assignment, or exchange, should consult a tax advisor as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

WITHHOLDING FOR NONRESIDENT ALIEN OWNERS. Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

MULTIPLE POLICIES. All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount of gain includable in such Owner's income when a taxable distribution occurs.

FURTHER INFORMATION. We believe that the Policy qualifies as an annuity contract for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Policy." o

[ ]  TAXATION OF QUALIFIED POLICIES

     The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Policy may be subject to the terms of the retirement plan itself, regardless of the terms of the Policy. Adverse tax consequences may result if you do not ensure that contributions, distributions, and other transactions with respect to the Policy comply with the law. Also, you may wish to consult a tax and/or financial adviser regarding the use of the Policy within a qualified or other retirement plan, since the purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits, guaranteed fees and asset allocation models that many retirement plans do not provide.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAs) permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of adjusted gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59", unless certain exceptions apply. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the optional guaranteed minimum death benefit provision(s) in the Policy comports with IRA qualification requirements.

                          Acacia Allocator 2001 Annuity

ROTH IRAS permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amount with any other Roth IRA contributions, including any other conversion amounts from other tax years. While distributions from a Roth IRA generally are not taxed, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59" (subject to certain exception) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant, or both may result if the Policy is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Policy. The Policy includes guaranteed minimum death benefit options that in some cases may exceed the greater of the premiums or the Policy value. The standard death benefit or optional guaranteed minimum death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

OTHER TAX ISSUES. Qualified Policies have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

Distributions from Qualified Policies generally are subject to withholding for the Owner's Federal Income Tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible  rollover  distributions"  from section  401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

[ ]  POSSIBLE TAX LAW CHANGES

     Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     We have the right to modify the Policy in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any Policy and do not intend the above discussion as tax advice.

                          Acacia Allocator 2001 Annuity

MISCELLANEOUS
--------------------------------------------------------------------------------

[ ]  ABOUT OUR COMPANY

RATINGS: A.M. BEST - A (EXCELLENT), 3rd highest rating of 15 categories.

     STANDARD & POOR'S - AA (VERY STRONG), 3rd highest rating of 21 categories for insurer financial strength.

     (These ratings do not bear on the investment performance of assets held in the Separate Account or on the degree of risk in investments in the Separate Account.)

     Acacia Life Insurance Company issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. We are a stock life insurance company organized under the laws of the District of Columbia in 1997 and originally chartered by an Act of the United States Congress in 1869. We are an second-tier subsidiary of Ameritas Acacia Mutual Holding Company ("Ameritas Acacia"). Ameritas Acacia is the ultimate parent company of Acacia Life Insurance Company and Ameritas Life Insurance Corp., Nebraska's oldest insurance company, which has been in business since 1887. Ameritas Acacia and its subsidiaries had total statutory assets at December 31, 2000 of over $748 billion. Our home office address is 7315 Wisconsin Avenue, Bethesda, Maryland 20814. Our service office address is 5900 "O" Street, Lincoln, Nebraska, 68510 (See page 1, page 2, or the last page of this prospectus for information on how to contact us).

     We are engaged in the business of issuing life insurance and annuities throughout the United States (except Alaska, Maine, New York, and Vermont), with an emphasis on products with variable investment options in underlying portfolios.

[ ]  DISTRIBUTION OF THE POLICIES

     The Advisors Group, Inc. (TAG), 7315 Wisconsin Avenue, Bethesda, Maryland 20814, an affiliate of ours, is the principal underwriter of the Policies. TAG is an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company. TAG enters into contracts with various broker/dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. TAG is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. Commissions paid to all distributors may be up to a total of 7% of premiums. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' FEES section.

[ ]  VOTING RIGHTS

     As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

     As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts you are invested in. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.

                          Acacia Allocator 2001 Annuity

[ ]  DISTRIBUTION OF MATERIALS

     We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

[ ]  ADVERTISING

     From time to time, we may advertise several types of performance for the Subaccount variable investment options. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios. The following is a description of types of performance reporting:

     TOTAL RETURN is the overall change in the value of an investment in a Subaccount variable investment option over a given period of time.

     STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines. This shows the percentage return on $1,000 invested in the Subaccounts over the most recent 1, 5 and 10 year periods. If the variable investment option was not available for the full period, we give a history from the date money was first received in that option. This return reflects deduction of all recurring Policy charges during each period (i.e. mortality and expense risk charges, annual Policy fee, administrative expenses, and any applicable surrender charges). Standardized returns may reflect current waiver of any fees or current charges that are lower than our guaranteed maximum charges.

     NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN may be for periods other than those required or may otherwise differ from standardized average annual total return. For example, if a Subaccount's underlying portfolio has been in existence longer than the Subaccount, we may show non-standardized performance for periods that begin on the inception date of the underlying portfolio, rather than the inception date of the Subaccount. Otherwise, non-standardized average annual total return is calculated in a similar manner as that stated above, except we do not include the deduction of any applicable surrender charge (e.g., we assume the Policy continues beyond the period shown), and some non-standardized returns may be based on Policy sizes where the Policy fee would be waived.

[ ]  LEGAL PROCEEDINGS

     As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

                          Acacia Allocator 2001 Annuity

APPENDIX A:  VARIABLE INVESTMENT OPTION PORTFOLIOS
--------------------------------------------------------------------------------

     The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

     This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio for more information about that portfolio.

     PORTFOLIO                            INVESTMENT POLICIES                     OBJECTIVE

-----------------------------------------------------------------------------------------------------
                                      Offered through CALVERT VARIABLE SERIES, INC. CALVERT SOCIAL
   CALVERT SOCIAL                                              PORTFOLIOS
                                              Advised by CALVERT ASSET MANAGEMENT COMPANY
-----------------------------------------------------------------------------------------------------
CVS SOCIAL BALANCED                Mostly large-cap growth oriented    Income and capital growth
                                   common stock of U.S. companies,     through social criteria
                                   with some bonds and money market    screened investments.
                                   instruments.
-----------------------------------------------------------------------------------------------------
CVS SOCIAL INTERNATIONAL EQUITY    Common stocks of mid to large       High total return through
                                   cap companies.                      social criteria screened
                                                                       investments.
-----------------------------------------------------------------------------------------------------
CVS SOCIAL MID CAP GROWTH          Common stocks of mid size           Long-term capital growth
                                   companies.                          through social criteria
                                                                       screened investments.
-----------------------------------------------------------------------------------------------------
CVS SOCIAL MONEY MARKET            High quality money market           Current Income through social
                                   securities.                         criteria screened investments.
-----------------------------------------------------------------------------------------------------
CVS SOCIAL SMALL CAP GROWTH        Common stocks of small cap          Long-term capital growth
                                   companies.                          through social criteria
                                                                       screened investments.

Acacia Allocator 2001 Annuity             Variable Investment Options Portfolios

                                     -A:1-

APPENDIX B: ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------

     The following table shows Accumulation Unit values at the beginning and end of the periods indicated as well as the number of Accumulation Units outstanding for each Subaccount variable investment option portfolio as of the end of the periods indicated. This information has been taken from the Separate Account's financial statements, which can be found in the Statement of Additional
Information. (See the cover and back page to learn how to get a copy of the Statement of Additional Information.)

               [INFORMATION REQUIRED BY THE FOLLOWING TABLE TO BE
                             SUPPLIED BY AMENDMENT]

---------------------------------------------------------------------------------------------
                                                                             Number (#) of
                                                         Value ($) at      Accumulation Units
Subaccount (date Subaccount            Value ($) at      End of Year         At End of Year
 was added to the Policy)       Year     Inception      (December 31)        (December 31)
---------------------------------------------------------------------------------------------



Acacia Allocator 2001 Annuity                           Accumulation Unit Values

                                      -B:1-

APPENDIX C: TAX-QUALIFIED PLAN DISCLOSURES [TO BE SUPPLIED BY AMENDMENT]
------------------------------------------------------------------------


Acacia Life                                       Tax-Qualified Plan Disclosures

                                     -C:1-

[ ]  IMSA

     We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

--------------------------------------------------------------------------------
                                    THANK YOU
            for reviewing this Prospectus. You should also review the
                  series fund prospectuses for those Subaccount
              variable investment options underlying portfolios you
                                 wish to select.


                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                          Acacia Life Insurance Company
                                 Service Center
                                 P.O. Box 82579
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-888-837-6791
                               Fax: 1-402-467-6153
                               www.acaciagroup.com

                           REMEMBER, THE CORRECT FORM
  is important for us to accurately process your Policy elections and changes. Many can be found on the online services section of our Web Site. Or, call us at our toll-free number and we will send you the form you need.
--------------------------------------------------------------------------------

[ ]  STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

     A Statement of Additional Information and other information about us and the Policy with the same date as this prospectus contains more details concerning the disclosures in this prospectus.

     For a free copy, access it on the SEC"" Web site (www.sec.gov/edaux/ prospect.htm, and type in "Acacia Life," or write or call us. Here is the Table of Contents for the Statement of Additional Information:

                                            BEGIN ON
                                              PAGE
-----------------------------------------------------
General Information and History
Services
-----------------------------------------------------
Purchase of Securities Being Offered
Underwriters
-----------------------------------------------------
Calculation of Performance
  Standardized Performance Reporting
  Non-Standardized Performance Reporting
  Our Performance Reports
  Yields
-----------------------------------------------------
Additional Tax Information
  General
  Withholding Tax on Distributions
  Diversification
  Owner Control
  Multiple Contracts
  Partial 1035 Exchanges
  Contracts Owned by other than Natural
      Persons
  Death Benefits
  Tax Treatment of Assignments
  Qualified Plans
  Tax Treatment of Withdrawals
  Types of Qualified Plans
-----------------------------------------------------
Other Information
Service Marks & Copyright
Financial Statements


Acacia Allocator 2001 Annuity

                                    LAST PAGE

================================================================================
Statement of Additional Information: May 1, 2001 to accompany
Policy Prospectus dated:  May 1, 2001

ALLOCATOR 2001 ANNUITY                                        [LOGO]

Flexible Premium                                   Acacia Life Variable Annuity
Deferred Variable Annuity Policy                        Seperate Account II
================================================================================

              ----------------------------------------------------
              TABLE OF CONTENTS                               PAGE

              General Information and History....................1
              Services

              Purchase of Securities Being Offered...............2
              Underwriters

              Calculation of Performance ........................2
                  Standardized Performance Reporting
                  Non-Standardized Performance Reporting
                  Other Performance Reporting
                  Yields

              Additional Tax Information.........................6
                  General
                  Withholding Tax on Distributions
                  Diversification
                  Owner Control
                  Multiple Contracts
                  Partial 1035 Exchanges
                  Contracts Owned by other than Natural Persons
                  Death Benefits
                  Tax Treatment of Assignments
                  Qualified Plans
                  Tax Treatment of Withdrawals
                  Types of Qualified Plans
              ----------------------------------------------------

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read in conjunction with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us through our Web Site at www.overturelife.com, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.

ACACIA ALLOCATOR 2001 ANNUITY                STATEMENT OF ADDITIONAL INFORMATION

                               GENERAL INFORMATION
                                   AND HISTORY

Acacia Life Variable Annuity Separate Account II is a separate investment account of Acacia Life Insurance Company ("We, Us, Our, Acacia"). We are a stock life insurance company organized under the laws of the District of Columbia in 1997 and originally chartered by an Act of the United States Congress in 1869. We are a direct wholly owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp ("Ameritas Life"), Nebraska's oldest insurance company, which has been in business since 1887. We issue life insurance and annuities throughout the United States (except Alaska, Maine, New York, and Vermont), with an emphasis on products with variable investment options in underlying portfolios managed by advisors of nationally prominent mutual fund companies.

                                    SERVICES

We are the custodian of the assets of the Separate Account. The custodian has custody of all funds of the Separate Account and collects proceeds of shares of the Subaccount underlying portfolios bought and sold by the Separate Account. We are also the custodian of Policy assets in the Fixed Account, which are held in our general account.

Our financial statements as of December 31, 2000 and for each of the three years in the period ended December 31, 2000 are included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1248 "O" Street Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

All matters of state and federal law pertaining to the Policies have been passed upon by our internal legal staff.

ACACIA ALLOCATOR 2001 ANNUITY                STATEMENT OF ADDITIONAL INFORMATION

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

                      PURCHASE OF SECURITIES BEING OFFERED

The Policy will be sold by licensed insurance agents in states where the Policies may be lawfully sold. The agents will be registered representatives of broker/dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

                                  UNDERWRITERS

The Policy is offered continuously and is distributed by The Advisors Group ("TAG"), 7315 Wisconsin Avenue, Bethesda, Maryland 20814. TAG, an affiliate of ours, is an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company. TAG enters into contracts with various broker/dealers ("Distributors") to distribute Policies.

                           CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via internet and periodic printed reports. Average annual total return quotations on our internet Web Site will be current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subacount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and its corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.

ACACIA ALLOCATOR 2001 ANNUITY                STATEMENT OF ADDITIONAL INFORMATION

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

STANDARDIZED PERFORMANCE REPORTING
     Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the mortality and expense fee, the administrative expense charge, the annual Policy Fee (if any), and is presented assuming the most expensive of each of the types of optional features commonly sold is part of the hypothetical Policy. Current fees are used, not the guaranteed maximum fees. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

NON-STANDARDIZED PERFORMANCE REPORTING
     We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

OUR PERFORMANCE REPORTS
     The standardized average annual total returns for each investment portfolio (except those Subaccount that invest exclusively in money market portfolios)) for the periods indicated are as follows (more recent returns may be more or less than the stated returns due to market volatility):

                                     [TO BE
                             SUPPLIED BY AMENDMENT]


ACACIA ALLOCATOR 2001 ANNUITY                STATEMENT OF ADDITIONAL INFORMATION

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

                           ADDITIONAL TAX INFORMATION

NOTE: This information should not be substituted for the advice of a personal tax advisor. We do not make any guarantee regarding the tax status of any Policy or transaction involving the Policy. Purchasers bear the complete risk that the Policy may not be treated as "annuity contracts" under federal income tax laws. The following discussion is not exhaustive and special rules not described in the Policy prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in Policy value until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total withdrawal or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Policy. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the Policy's cost basis is withdrawn. For Policies issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no-cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity income option is determined by multiplying the payment by the ratio that the cost basis of the Policy (adjusted for any period certain or refund feature) bears to the expected return under the Policy. Payments received after the investment in the Policy has been recovered (i.e. when the total of the excludable amounts equals the investment in the Policy) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no-cost basis in the Policy within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under a Policy should seek competent financial advice about the tax consequences of distributions.

ACACIA ALLOCATOR 2001 ANNUITY                STATEMENT OF ADDITIONAL INFORMATION

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

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account II is not a separate entity from us.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires us (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from Policies issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Policy other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

DIVERSIFICATION

Section 817(h) of the Code provides that in order for a variable annuity policy based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such policy must be "adequately diversified." The Treasury regulations issued under Section 817(h) (Treas. Reg. 1.817-5) apply a diversification requirement to each of the Subaccounts of the Separate Account. The Separate Account, through the series funds and their portfolios, intends to comply with those diversification requirements. We and the series funds have entered into agreements regarding participation in the series funds that requires the series funds and their portfolios to comply with the Treasury regulations.

OWNER CONTROL

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Policy owner control of the investments of the Separate Account will cause the Policy owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment of the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the contract prior to receipt of payments under the Policy.

ACACIA ALLOCATOR 2001 ANNUITY                STATEMENT OF ADDITIONAL INFORMATION

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

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. The Internal Revenue Service has stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area, Owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on policy premiums will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such policies generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to policies held by a trust or other entity as an agent for a natural person nor to policies held by certain qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Policy to be owned by a non-natural person.

DEATH BENEFITS

Any death benefits paid under the Policy are taxable to the beneficiary. The rules governing the taxation of payments from an annuity policy, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Policy may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Policy.

QUALIFIED PLANS

The Policy offered by the Prospectus is designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Policies issued to fund the plan.

                          TAX TREATMENT OF WITHDRAWALS

NON-QUALIFIED PLANS

Section 72 of the Code governs treatment of distributions from annuity policies. It provides that if the policy value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

ACACIA ALLOCATOR 2001 ANNUITY                STATEMENT OF ADDITIONAL INFORMATION

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

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

QUALIFIED PLANS

In the case of a withdrawal under a qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified Policy. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 401 (Pension and Profit Sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Policy; (8) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the policy owner or annuitant (as applicable) and his or her spouse and dependents if the policy owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the policy owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (10) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exception stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) qualified plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

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

The taxable portion of a withdrawal or distribution from contracts issued under certain types of plans may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA, or an individual retirement account described in section 408(a) of the Code. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TYPES OF QUALIFIED PLANS

The Policy is designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the policies issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Policy, unless we specifically consent to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policy comply with applicable law.

A qualified Policy will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Policy has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. The following are general descriptions of the types of qualified plans with which annuity policies may be used. Refer to the Policy and Prospectus to determine those qualified plans with which this Policy may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Policy issued under a qualified plan.

Policies issued pursuant to qualified plans include special provisions restricting Policy provisions that may otherwise be available as described herein. Generally, Policies issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified policies. (See "Tax Treatment of Withdrawals - Qualified Contracts" above).

Federal law requires that optional annuity benefits provided under an employer's deferred compensation plan cannot vary between men and women. The Policies we sell in connection with certain qualified plans use annuity tables which do not differentiate based upon sex. We may also use such tables for use with certain non-qualified deferred compensation plans.

TAX-SHELTERED ANNUITIES
-----------------------

Public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code may purchase "tax-sheltered annuities," also known as "403(b) annuities." These qualifying employers may make contributions to the Policy for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Policy. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are allowed under this Policy. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

ACACIA ALLOCATOR 2001 ANNUITY                STATEMENT OF ADDITIONAL INFORMATION


                                     SAI:8

INDIVIDUAL RETIREMENT ANNUITIES
-------------------------------

Eligible individuals may contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of Policies for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Policies to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

ROTH IRAS
---------

Individuals may purchase a non-deductible IRA known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any nonqualified Roth IRA distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until they exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable Roth IRA distributions.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

PENSION AND PROFIT-SHARING PLANS
--------------------------------

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Policy to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

ACACIA ALLOCATOR 2001 ANNUITY                STATEMENT OF ADDITIONAL INFORMATION

                                     SAI:9

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. Statements in the prospectus and this Statement are intended to be summaries. For a complete statement of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's internet site at www.sec.gov/edaux/prospect.htm and type in "Acacia Life" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)

                            SERVICE MARKS & COPYRIGHT

"Acacia" and the Griffin symbol are registered service marks of Acacia Life Insurance Company. "Acacia Designer Annuity" is a registered service mark of Acacia Life Insurance Company. The Policy and Policy prospectus are copyrighted by Acacia Life Insurance Company.

                              FINANCIAL STATEMENTS

Our financial statements are to be filed by amendment. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

Part C: OTHER INFORMATION

Item 24. Exhibits

(a)  Financial Statements:

     List all financial statements and exhibits filed as          TO BE FILED BY
     part of the Registration Statement.                          AMENDMENT

(b)  Exhibits:

1.   Copies of the resolution of the board of directors of        FILED HEREWITH
     the depositor authorizing the establishment of the Registrant

2.   Copies of all agreements for custody of securities and       TO BE FILED BY
     similar investments of the Registrant, including the         AMENDMENT
     schedule of remuneration

3.   Copies of each underwriting or distribution contract         TO BE FILED BY
     between the Registrant and TO BE FILED BY AMENDMENT          AMENDMENT
     the principal underwriter or the depositor and the principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers;

4(a).     The form of each variable annuity contract;             FILED HEREWITH

4(b).     Form of variable annuity contract riders                FILED HEREWITH

5.   The form of application used with any variable annuity       TO BE FILED BY
     contract provided in response to (4) above                   AMENDMENT

6(a).     copies of the certificate of incorporation or           FILED HEREWITH
          other instrument of organization of depositor

6(b)      copies of the by-laws of the depositor                  FILED HEREWITH

7.   A copy of any contract of reinsurance in connection          NOT APPLICABLE
     with the variable annuity contracts being offered;

8.   Copies of all other material contracts not made in the       TO BE FILED BY
     ordinary course of business which are to be performed        AMENDMENT
     in whole or in part on or after the date of filing the Registration Statement;

9.   An opinion of counsel and consent to its use as to the       TO BE FILED BY
     legality of the TO BE FILED BY AMENDMENT securities          AMENDMENT
     being registered, indicating whether they will be legally issued and will represent binding obligations of the depositor;

10.  Copies of any other opinions, appraisals, or rulings,        TO BE FILED BY
     and consents of their use relied on in preparing this        AMENDMENT
     Registration Statement and required by Section 7 of the 1933 Act;

11.  All financial statements omitted from Item 23;               TO BE FILED BY
                                                                  AMENDMENT

12.  Copies of any agreements or understandings made in           NOT APPLICABLE
     consideration for providing NOT APPLICABLE the initial capital between or among the Registrant, the depositor, underwriter, or initial contractowners and written assurances from the depositor or initial contractowners that the purchases were made for investment purposes without any present intention of redeeming

13.  Unaudited schedule for computation of each performance       TO BE FILED BY
     quotation provided in NOT APPLICABLE the Registration        AMENDMENT
     Statement in response to Item 21 (which need not be audited).

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR
Give the following  information about each director or officer of the depositor:
[Registrants need only provide the above information for officers or directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, and for executive officers including the depositor's president, secretary, treasurer, and vice presidents who have authority to act as president in his or her absence.]

                   [INFORMATION REQUIRED IN THE TABLE BELOW IS
                 FILED HEREWITH IN THE "ATTACHMENT TO ITEM 25"]

--------------------------------------------------------------------------------
Name                   Principal Business Address          Positions and Offices
                                                               with Depositor

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT
Provide a list or diagram of all persons directly or indirectly controlled by or under common control with the depositor or Registrant and for each such person indicate (1) if a company, the state or other sovereign power under whose laws it is organized, (2) the percentage of voting securities owned or other basis of control by the person, if any, immediately controlling it, and (3) its principal business unless such principal business is implicit in its name.

Instructions to Item 26:
1. The list or diagram shall include the Registrant and the depositor and shall show clearly the relationships between each company named. If a company is controlled by direct ownership of its securities by two or more persons, so indicate by appropriate cross-reference.
2. Designate (i) subsidiaries for which separate financial statements are filed;
(ii) subsidiaries included in the respective  consolidated financial statements;
(iii) subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries; and (iv) other subsidiaries, indicating briefly why statements of such subsidiaries are not filed.

                          [TO BE SUPPLIED BY AMENDMENT]

ITEM 27. NUMBER OF CONTRACTOWNERS
State as of a specified date within 90 days prior to the date of filing the number of contract owners of qualified and non-qualified contracts offered by Registrant.

                          [TO BE SUPPLIED BY AMENDMENT]

ITEM 28. INDEMNIFICATION
State the general effect of any contract, arrangements, or statute under which any underwriter or affiliated person of the Registrant is insured or indemnified in any manner against any liability which may be incurred in such capacity, other than insurance provided by any underwriter or affiliated person for his own protection.

Instruction:
In responding to this Item the Registrant should note the requirements of Rules 461 and 484 under the 1933 Act [17 CFR 230.461 , 230.484 ] and Section 17 of the 1940 Act [15 U.S.C. 80a-17].

Acacia Life's By-laws provide as follows: "The Company shall indemnify its officers and Directors and former officers and Directors and any person serving at the request of the Company as a Director or officer of another company, partnership, joint venture, trust, or other enterprise, against expenses
(including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer or Director or other person is a party, or is threatened to be made a party, by reason of being or having been a Director or officer of the Company, or such other company or enterprise, except in relation to matters as to which any such Director or officer or former Director or officer, or other person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duty."

ITEM 29. PRINCIPAL UNDERWRITERS
(a) Give the name of each investment company (other than the Registrant) for which each principal underwriter currently distributing securities of the Registrant also acts as a principal underwriter, depositor, sponsor, or investment adviser.

                          [TO BE SUPPLIED BY AMENDMENT]

(b) Give the information required by the following table with respect to each director, officer, or partner of each principal underwriter named in the answer to Item 10(d):

                   [INFORMATION REQUIRED IN THE TABLE BELOW IS
                  FILED HERWITH IN THE "ATTACHMENT TO ITEM 29"]

--------------------------------------------------------------------------------
Name                   Principal Business Address          Positions and Offices
                                                              with Underwriter

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Instruction:
If a principal underwriter is the depositor or an affiliate thereof, and is also an insurance company, the above information for officers or directors need only be provided for officers or directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, and for executive officers including the depositor's or its affiliate's president, secretary, treasurer, and vice presidents who have authority to act as president in his or her absence.

(c) Give the following information about all commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                     [NONE]

--------------------------------------------------------------------------------------------------
       (1)                 (2)                 (3)                 (4)                (5)
--------------------------------------------------------------------------------------------------
Name of Principal    Net Underwriting     Compensation on       Brokerage         Compensation
Underwriter          Discounts            Redemption            Commissions
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

Instructions:
1. Show in a note, or otherwise, the nature of the services provided in return for the compensation shown in column (5).
2. Information need not be given about bona fide contracts with the Registrant or its depositor for outside legal or auditing services, or bona fide contracts for personal employment entered into with the Registrant or its depositor in the ordinary course of business.
3. Information need not be given about any service for which total payments of less than $5,000 were made during each of the last three fiscal years.
4. Information need not be given about payments made under any agreement whereby another person contracts with the Registrant or its depositor to perform as custodian or administrative or servicing agent.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS
Give the name and address of each person who maintains physical possession of each account, book, or other document, required to be maintained by Section 31(a) of the 1940 Act [15 U.S.C. 80a-30(a)] and the Rules thereunder to 31a-3].

Financial records are maintained at 5900 "O" Street, Lincoln, Nebraska 68510. Corporate records are maintained at 7315 Wisconsin Avenue, Bethesda, Maryland 20814.

ITEM 31. MANAGEMENT SERVICES
Give a summary of any contract not discussed in Part A or Part B of this Form under which management-related services are provided to the Registrant, showing the parties to the contract and the total dollars paid and by whom, for the last three fiscal years.

NOT APPLICABLE
Instructions:
1. The instructions to Item 18(b) of this Form shall also apply to this Item.
2. Information need not be given about any service for which total payments of less than $5,000 were made during each of the last three fiscal years.

ITEM 32.  REQUIRED UNDERTAKINGS

     (a) An undertaking to file a post-effective amendment to this registration statement as frequently as is necessary to Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) Pursuant to the National Securities Markets Improvements Act of 1996, Acacia Life Insurance Company represents that the fees and charges deducted under the contract to which this Registration Statement relates are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Acacia Life Insurance Company Separate Account II has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Bethesda, County of Montgomery, State of Maryland on this 25th day of April, 2001.

             ACACIA LIFE VARIABLE LIFE INSURANCE SEPARATE ACCOUNT II, Registrant
                                        ACACIA LIFE INSURANCE COMPANY, Depositor

Attest: /s/                             By: /s/
        ----------------------------        --------------------------------
       Secretary                           Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, this Registration Statement has been signed by the Directors and Principal Officers of Acacia Life Insurance Company on the dates indicated.

SIGNATURE                     TITLE                             DATE
---------                     -----                             ----

/s/____________________       Chairman of the Board             April 25, 2001
Charles T. Nason              and Chief Executive Officer
                              and Director

/s/____________________       President and Chief               April 25, 2001
Robert W. Clyde               Operating Officer and
                              Director

/s/____________________       Director                          April 25, 2001
Roger R. Blunt

/s/____________________       Director                          April 25, 2001
Patricia A. McGuire

/s/____________________       Director                          April 25, 2001
Floretta D. McKenzie

/s/____________________       Director                          April 25, 2001
Edward F. Mitchell

/s/____________________       Director                          April 25, 2001
W. Jarvis Moody

/s/____________________       Director                          April 25, 2001
Edward J. Quinn, Jr.

/s/____________________       Director                          April 25, 2001
D. Wayne Silby

/s/____________________       Director                          April 25, 2001
Robert M. Willis

/s/____________________       Senior Vice President,            April 25, 2001
Robert-John H. Sands          General Counsel and
                              Corporate Secretary

/s/____________________       Senior Vice President,            April 25, 2001
Haluk Ariturk                 Product Management and
                              Administration

/s/____________________       Senior Vice President and         April 25, 2001
JoAnn M. Martin               Chief Financial Officer


/s/____________________       Senior Vice President,            April 25, 2001
Brian J. Owens                Career Distribution


/s/____________________       Senior Vice President             April 25, 2001
Richard W. Vautravers         and Corporate Actuary

                       ATTACHMENT TO ITEM 25 FOR DEPOSITOR
                         [ACACIA LIFE INSURANCE COMPANY]

NAME                       PRINCIPAL BUSINESS ADDRESS               POSITIONS AND OFFICES WITH DEPOSITOR
----                       --------------------------               ------------------------------------
Ariturk, Haluk             5900 "O" Street                          Senior Vice President, Product Management
                           Lincoln, Nebraska 68510                  & Administration

Barth, Robert C.           5900 "O" Street                          Vice President and Controller
                           Lincoln, Nebraska 68510

Beller, Edward M.,         5900 "O" Street                          Vice President and Chief Underwriter
                           Lincoln, Nebraska 68510

Bigler, Richard G.         7315 Wisconsin Avenue, Suite 1000        Vice President, Independent Distribution
                           Bethesda, Maryland 20814

Clyde, Robert W.           7315 Wisconsin Avenue, Suite 1000        President and Chief Operating Officer
                           Bethesda, Maryland 20814

Glazer, David A.           7315 Wisconsin Avenue, Suite 1000        Vice President, Marketing Services
                           Bethesda, Maryland 20814

Guntow, James              7315 Wisconsin Avenue, Suite 1000        Vice President, Marketing Operations
                           Bethesda, Maryland 20814

Harvey, James E.           7315 Wisconsin Avenue, Suite 1000        Vice President, Corporate Financial
                           Bethesda, Maryland 20814                 Officer, and Assistant to the Executive
                                                                    Office

Higley, Thomas D.          5900 "O" Street                          Vice President, Financial Actuary, &
                           Lincoln, Nebraska 68510                  Appointed Actuary

Lester, William W          Ameritas Investment Advisors, Inc.       Vice President and Treasurer
                           390 North Cotner Blvd.
                           Lincoln, Nebraska 68505


                       ATTACHMENT TO ITEM 25 FOR DEPOSITOR
                         [ACACIA LIFE INSURANCE COMPANY]

                                   (CONTINUED)

Martin, Joann M.           5900 "O" Street                          Senior Vice President and
                           Lincoln, Nebraska 68510                  Chief Financial Officer

Mcardle, Thomas P.         5900 "O" Street                          Vice President and Illustration Actuary
                           Lincoln, Nebraska 68510

Nason, Charles T.          7315 Wisconsin Avenue, Suite 1000        Chairman of the Board and
                           Bethesda, Maryland 20814                 Chief Executive Officer

Owens, Brian J.            7315 Wisconsin Avenue, Suite 1000        Senior Vice President,
                           Bethesda, Maryland 20814                 Career Distribution

Sands, Robert-John H.      7315 Wisconsin Avenue, Suite 1000        Senior Vice President, General Counsel
                           Bethesda, Maryland 20814                 and Corporate Secretary

Vautravers, Richard W.     5900 "O" Street                          Senior Vice President and
                           Lincoln, Nebraska 68510                  Corporate Actuary

                 ATTACHMENT TO ITEM 29 FOR PRINCIPAL UNDERWRITER
                           [THE ADVISORS GROUP, INC.]

NAME                       PRINCIPAL BUSINESS ADDRESS            POSITIONS AND OFFICES WITH DEPOSITOR
----                       --------------------------            ------------------------------------
Barry, Michelle            7315 Wisconsin Avenue, Suite 1100     Vice President, Advisory Services
                           Bethesda, Maryland 20814

Clyde, Robert W.           7315 Wisconsin Avenue, Suite 1000     Director, Executive Vice President
                           Bethesda, Maryland 20814

Glazer, David A.           7315 Wisconsin Avenue, Suite 1000     Regional Vice President
                           Bethesda, Maryland 20814

Grebenstein, Scott A.      7315 Wisconsin Avenue, Suite 1100     Director, Senior Vice President, Business
                           Bethesda, Maryland 20814              Development and Administration

Green, Todd D.             7315 Wisconsin Avenue, Suite 1000     Corporate Secretary
                           Bethesda, Maryland 20814

Grimmer, Michael A.        7315 Wisconsin Avenue, Suite 1100     Vice President, Trading and Operations
                           Bethesda, Maryland 20814

Guthrie, Karen C.          7315 Wisconsin Avenue, Suite 1100     Vice President and
                           Bethesda, Maryland 20814              Chief Compliance Officer

Harvey, James E.           7315 Wisconsin Avenue, Suite 1000     Director
                           Bethesda, Maryland 20814

Hitchcock-Gear, Salene     7315 Wisconsin Avenue, Suite 1100     Director, President and
                           Bethesda, Maryland 20814              Chief Executive Officer

Nason, Charles T.          7315 Wisconsin Avenue, Suite 1000     Director, Chairman of the Board
                           Bethesda, Maryland 20814

Owens, Brian J.            7315 Wisconsin Avenue, Suite 1000     Director, Senior Vice President
                           Bethesda, Maryland 20814

Sands, Robert-John H.      7315 Wisconsin Avenue, Suite 1000     Director
                           Bethesda, Maryland 20814

Snyder, Rex                7315 Wisconsin Avenue, Suite 1100     Vice President, Chief Supervisory Officer
                           Bethesda, Maryland 20814

                                  EXHIBIT INDEX

EXHIBIT
-------

1.   EXHIBIT 1: Resolution of the Board of Directors of Depositor

2.   EXHIBIT 4(a): Form of Variable Annuity Contract

3.   EXHIBIT 4(b): Form of Variable Annuity Contract Riders

4.   EXHIBIT 6(a): Copies of the Certificate of Incorporation of Depositor

5.   EXHIBIT 6(b): Copies of By-Laws of Depositor